EXHIBIT 11
Statement Recomputation of Per Share Earnings

	Six months ended June 30,		Three months ended June 30,

(Dollars in millions except share data)	2003	2002	2003	2002

Numerator:
Net income — basic and diluted	$141	$110	$84	$35
Denominator:
Weighted-average shares outstanding	160,899,748	161,973,902	160,656,638	162,176,990
Effect of stock options	878,900	1,672,017	974,395	2,148,629

Adjusted weighted-average shares	161,778,648	163,645,919	161,631,033	164,325,619

Earnings per share:
Basic	$0.88	$0.68	$0.53	$0.22
Diluted	$0.87	$0.67	$0.52	$0.21

Anti-Dilutive Securities
For the six-month period, options to purchase 2,177,105 shares of the company’s common stock with exercise prices ranging from $36.63 to $45.37 per share were outstanding at June 30, 2003, and 589,800 shares with exercise prices ranging from $42.87 to $45.37 per share were outstanding at June 30, 2002. For the three-month period, options to purchase 2,051,732 shares of the company’s common stock with exercise prices ranging from $37.31 to $45.37 per share were outstanding at June 30, 2003, and no shares were outstanding at June 30, 2002. Shares were not included in the computation of diluted earnings per share for either the six-month or three-month periods ended June 30, 2003 and 2002, since inclusion of these options would have anti-dilutive effects, as the options exercise prices exceeded the respective average market prices of the company’s shares.

Cincinnati Financial Corporation Form 10-Q for the Quarter Ended June 30, 2003	24